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October 31, 2011 VIA EDGAR Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: John Hartz Senior Assistant Chief Accountant	OUR FILE NUMBER 933430-1 WRITER’S DIRECT DIAL (213) 430-6100 WRITER’S E-MAIL ADDRESS jpmotley@omm.com

Re:	Willdan Group, Inc.
Form 10-K for Fiscal Year ended December 31, 2010
Filed March 29, 2011
Form 10-Q for the Fiscal Quarter ended July 1, 2011
Filed August 11, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 20, 2011
File No. 1-33076

Dear Mr. Hartz:

On behalf of Willdan Group, Inc., a Delaware corporation (the “Company”), this letter is submitted in response to comments received from the Staff in a letter delivered to the Company on October 11, 2011.  The Staff’s comments related to (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 10-K”), (ii) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2011 (the “July 10-Q”) and (iii) the Definitive Proxy Statement on Schedule 14A filed April 20, 2011.

For your convenience, our responses below are numbered to correspond to the numbered paragraphs in the Staff’s letter and we have repeated in italics each of the Staff’s comments prior to each response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

Item 9A - Controls and Procedures, page 45

Management’s Report on Internal Control Over Financial Reporting, page 45

1.                                      We note your disclosure that internal control over financial reporting “is a process to provide reasonable assurance regarding the reliability of [y]our financial reporting...” This description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As described, however, the description does not fully conform to the definition in those rules. Please confirm for us that in its report management used the term “internal control over financial reporting” as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act.  In future filings, if you define internal controls over financial reporting, please use the definition in Rules 13a-15(f) or 15d-15(f) under the Exchange Act.

In response to the Staff’s request, the Company has advised us that management’s report on internal control over financial reporting included in its 2010 10-K used the term “internal control over financial reporting” as defined in Rule 13a-15(f) under the Exchange Act.  In future filings the Company will revise the relevant portion of its disclosure on internal control over financial reporting to refer only to the definition in Rule 13a-15(f) as follows:

“Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended).”

2.                                      Please confirm to us, and in future filings disclose that the assessment of the effectiveness of the internal control over financial reporting was done with the participation of your principal executive and principal financial officers, or persons performing similar functions. We note that your disclosure refers only to your “management.” See Rule 13a-15(c) under the Exchange Act.

In response to the Staff’s request, the Company has advised us that it confirms the assessment of the effectiveness of the internal control over financial reporting referenced in its 2010 10-K was done with the participation of its Chief Executive Officer and Chief Financial Officer.  In future filings the Company will revise its disclosure on management’s assessment of the effectiveness of the internal control over financial reporting as follows:

“Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 20XX.”

Item 15 - Exhibits and Financial Statement Schedules, page 47

General

3.                                      We note your disclosure on page 34 that you include depreciation and amortization within general and administrative expenses. Since you do not allocate depreciation and amortization to direct costs of contract revenue, please revise your presentation in future filings to comply with SAB Topic 11:B. This would include revising the direct costs of contract revenue title as noted in the guidance, or including an allocation of depreciation and amortization in the determination of Gross Profit. Alternatively you may remove the gross profit and gross margin measures and any related discussions.

In response to the Staff’s comment, in future filings the Company will revise the subheading caption in its consolidated statement of operations from “Direct costs of contract revenue” to “Direct costs of contract revenue (exclusive of depreciation and amortization shown separately below).”

Note 14 - Contingencies, page F-31

4.                                      For each claim and lawsuit which you are subject to, as disclosed on page F-31, please tell us whether it is reasonably possible that a material loss may be incurred. If so, please enhance your disclosure in future filings to disclose one of the following:

•                  The amount or range of reasonably possible losses above the amount accrued;

•                  Any such amount above the amount accrued is not material to the financial statements;

•                  The amount cannot be estimated, along with disclosure describing why not.

To the extent you are not able to estimate the amount or range of reasonably possible losses above the amount accrued, please supplementally provide us with a specific and comprehensive discussion of your efforts to make an estimate as of December 31, 2010 and July 1, 2011, along with a description of the procedures you have in place to attempt to make an estimate in future periods. Refer to ASC 450-20-50. Please show us supplementally what the revised disclosures will look like.

In response to the Staff’s comment, the Company has advised us that it does not believe that it is probable or reasonably possible that a material loss may be incurred in connection with any of the claims and lawsuits disclosed in the 2010 10-K or July 10-Q.  If, in future periods, the Company were to determine that a claim or lawsuit exists and such claim is probable or reasonably possible, it will evaluate whether the amount of insurance coverage may be adequate to cover any claim or lawsuit.  If the potential liability cannot be reasonably estimated, the Company will disclose that fact and provide the reasons why the amount cannot be reasonably estimated. In its evaluation of insurance proceeds, the Company would first determine if a probable or reasonably possible loss is covered by insurance.  The Company would then determine the amount of coverage applicable, less any deductible. If an amount of insurance recovery is deemed probable the Company would then accrue a loss less any insurance recovery.

In addition, the Company does not set forth accrual information on a case-by-case basis as it believes that public disclosure of such information could compromise the Company’s applicable privileges, impair its ability to conduct effective settlement negotiations, and otherwise negatively impact its defenses.

In response to the Staff’s comment, in future filings the Company will revise its disclosure to clarify as follows:

“14.  CONTINGENCIES

Claims and Lawsuits

The Company is subject to claims and lawsuits from time to time, including those alleging professional errors or omissions that arise in the ordinary course of business against firms that operate in the engineering and consulting professions.  The Company carries professional liability insurance, subject to certain deductibles and policy limits, for such claims as they arise and may from time to time establish reserves for litigation that is considered probable of a loss.

In accordance with accounting standards regarding loss contingencies, the Company accrues an undiscounted liability for those contingencies where the incurrence of a loss is probable and the amount can be reasonably estimated, and we disclose the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our financial statements not to be misleading.  We do not record liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote.

Because litigation outcomes are inherently unpredictable, our evaluation of legal proceedings often involves a series of complex assessments by management about future events and can rely heavily on estimates and assumptions.  If the assessments indicate that loss contingencies that could be material to any one of our financial statements are not probable, but are reasonably possible, or are probable, but cannot be estimated, then we disclose the nature of the loss contingencies, together with an estimate of the range of possible loss or a statement that such loss is not reasonably estimable.  While the consequences of certain unresolved proceedings are not presently determinable, and an estimate of the probable and reasonably possible loss or range of loss in excess of amounts accrued for such proceedings cannot be reasonably made, an adverse outcome from such proceedings could have a material adverse effect on our earnings in any given reporting period.  However, in the opinion of our management, after consulting with legal counsel, and taking into account insurance coverage, the ultimate liability related to current outstanding claims and lawsuits is not expected to have a material adverse effect on our financial statements.”

Signatures

5.                                      In future filings, please have the annual report signed by the principal accounting officer or controller.  Please see General Instructions D.2.(a) and (b) of Form 10-K.

In response to the Staff’s request, in future filings the Company will include Roy L. Gill, its Vice President, Controller and Secretary as a signatory to its annual report.  The Company will continue to provide on the signature page of its annual report that Kimberly D. Gant is signing the annual report in her capacity as Chief Financial Officer, Senior Vice President and Treasurer.

Form 10-Q for the Fiscal Quarter Ended July 1, 2011

General

6.                                      Please address the above comments in your interim filings as well, as applicable.

In response to the Staff’s request, the Company has advised us that it will address the above comments in its future interim filings, as applicable.

Definitive Proxy Statement on Schedule 14A filed on April 20, 2011

Executive Compensation, page 21

Description of Employment Agreements, Salary and Bonus Amounts, page 22

7.                                      We note your disclosure that in March 2010 the board of directors increased Ms. Gant’s salary from $200,000 to $230,000. With a view towards future disclosure, please describe for us the material factors taken in consideration by the board in increasing her salary. Please refer to Item 402(o) of Regulation S-K.

The Company acknowledges the Staff’s comment and reference to Item 402(o) of Regulation S-K which asks for a narrative description of any material factors necessary to an understanding of the information disclosed in the summary compensation table.  The Company respectfully submits that as a smaller reporting company it is not required to include a Compensation Discussion and Analysis as required by Item 402(b) of Regulation S-K or provide a discussion of the factors considered in decisions to increase or decrease compensation materially as required by Item 402(b)(2)(ix) of Regulation S-K. The Company does not believe that disclosure of the material factors taken by the board in increasing Ms. Gant’s or any other named executive officer’s salary is necessary to an understanding of the information in the summary compensation table and accordingly, the Company respectfully proposes to omit the specific information requested in future filings if Ms. Gant’s or any other named executive officer’s salary is increased materially in future periods.

Grants of Plan-Based Awards in Fiscal 2010, page 23

Description of Plan-Based Awards, page 23

8.                                      With a view towards future disclosure, please tell us how the compensation committee determined the size of the 2010 option grants.

The Company acknowledges the Staff’s comment and respectfully submits that as a smaller reporting company it is not required to include a Compensation Discussion and Analysis as required by Item 402(b) of Regulation S-K or provide a discussion of how the Company determines the amount for each element of compensation (including option grants) as required by Item 402(b)(1)(v) of Regulation S-K. The Company does not believe that disclosure of how the compensation committee determines the size of option grants is necessary to an understanding of the information in the summary compensation table and accordingly, the Company respectfully proposes to omit the specific information requested in future filings with respect to future option grants.

Certain Relationships and Related Person Transactions, page 29

Related Person Transactions, page 29

9.                                      Please tell us why you have not filed as exhibits to your annual report, or incorporate by reference as the case may be, the sublease agreement with Infuse Capital and the Tax Agreement with the directors named therein. Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has advised us that it has not filed as an exhibit to its annual report or incorporated by reference as the case may be, the sublease agreement with Infuse Capital or the tax agreement with the directors named therein, because it believes that the amount or significance of the sublease agreement and the tax agreement is immaterial in accordance with Item 601(b)(10)(ii) of Regulation S-K.

As disclosed in the 2010 10-K, the amount of rent under the sublease agreement was approximately $8,500 per month, or $102,000 per year, which constituted approximately 0.1% of the Company’s gross contract revenue for the fiscal year ended December 31, 2010.  The Company also notes that the sublease agreement was terminated in September 2010 and will no longer constitute a related person transaction for the 2011 fiscal year.

The tax agreement was entered into in connection with the Company’s initial public offering in November 2006 and the resulting termination of the Company’s status and election to be taxed as an S Corporation.  The tax agreement’s purpose was to provide for indemnification of certain of the Company’s stockholders against additional income taxes, if any, resulting from adjustments made, as a result of a final determination made by a competent tax authority, to the taxable income the Company reported as an S Corporation.  The Company has advised us that it believes that a material adjustment to the taxable income reported by the Company in the periods prior to November 2006 that would result in a material increase in the tax liability of its stockholders during such periods is unlikely.  Therefore the Company believes that a claim by the Company’s stockholders for indemnification under the tax agreement is remote.  As a result, the Company has not filed the tax agreement because it believes a claim, if any, under the tax agreement is unlikely to be material.

* * * *

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•                  the Company is responsible for the accuracy and adequacy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (213) 430-6100.

Thank you.

Respectfully submitted,

/s/ John-Paul Motley

John-Paul Motley
of O’MELVENY & MYERS LLP

cc:	Thomas D. Brisbin
Chief Executive Officer and President
Willdan Group, Inc.
Kimberly D. Gant,
Chief Financial Officer and Senior Vice President
Willdan Group, Inc.